SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 14, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, November 14, 2014

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the third quarter of 2014 (3Q14), which are presented in Brazilian Reais  and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. Comments on this release relate to the consolidated results of the Company and comparisons refer to the second quarter of 2014 (2Q14), unless otherwise stated. The Real/U.S. Dollar exchange rate on September 30, 2014 was R$2.451.

•         Iron ore sales volume in the first nine months of 2014 reached a record of 21.3 million tonnes, a 19% year-on-year improvement;

•         Iron ore shipments by Tecar totaled a record of 24.4 million tonnes in 9M14, 23% up on 9M13;

•         Cement sales reached the record level of 589 thousand tonnes in 3Q14, with record net revenue of R$120 million. Year-to-date sales totaled 1.6 million tonnes and net revenue came to R$331 million, also Company records.

Executive Summary

				3Q14 x 3Q13	3Q14 x 2Q14
Highlights	3Q13	2Q14	3Q14	(Change)	(Change)
Consolidated Net Revenue (R$ MM)	4,661	4,052	3,883	-17%	-4%
Consolidated Gross Profit (R$ MM)	1,402	1,306	971	-31%	-26%
Adjusted EBITDA (R$ MM)	1,652	1,303	977	-41%	-25%
Total Sales (thousand t)
- Steel	1,531	1,263	1,274	-17%	1%
- Domestic Market	77%	73%	72%	-5 p.p.	-1 p.p.
- Overseas Subsidiaries	20%	25%	25%	5 p.p.	0 p.p.
- Export	3%	2%	3%	0 p.p.	1 p.p.
- Iron Ore	7,679	7,232	7,718	1%	7%
- Domestic Market	1%	1%	0%	-1 p.p.	-1 p.p.
- Export	99%	99%	100%	1 p.p.	1 p.p.
Adjusted Net Debt (R$ MM)	17,774	16,695	17,618	-1%	6%
Adjusted Cash Position	14,368	11,910	12,141	-16%	2%
Net Debt / Adjusted EBITDA	3.6x	2.7x	3.2x	-0.4x	0.5x
(1) Sales volumes include 100% of NAMISA sales

At the close of 3Q14

•    BM&FBovespa (CSNA3): R$8.70/share

•    NYSE (SID): US$3.55/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,387,524,047

•    Market Cap BM&FBovespa: R$12.1 billion

•    Market Cap NYSE: US$5.0 billion

Investor Relations Team

•   IR Executive Officer: David Salama - (+55 11) 3049-7588

•   IR Manager: Claudio Pontes - (+55 11) 3049-7592

•   Specialist: Ana Rayes - (+55 11) 3049-7585

•   Specialist: Fernando Schneider – (+55 11) 3049-7526

•   Senior Analyst: Rodrigo Bonsaver – (+55 11) 3049-7593

invrel@csn.com.br

1

Economic Scenario

The recovery of global economic activity has been occurring at a moderate pace and on heterogeneous way. While among the developed countries, the United States and the United Kingdom have been recording growth, the slower-than-expected recovery in the Eurozone and the less optimistic prospects for certain emerging economies have contributed to more conservative revisions of global growth. The International Monetary Fund (IMF) reduced the global growth projections to 3.3% in 2014 and 3.8% in 2015.

USA

The latest figures from the U.S. Department of Commerce and the FED indicate an upturn in domestic economic activity. In 3Q14, the U.S. economy recorded growth of 3.5%, reflecting the good performance of exports, investments and consumption, as well as the increase in government spending. In September, industrial production increased by 1.0% over August, giving 12-month growth of 4.3%, and installed capacity use remained at 79% throughout the year.

Manufacturing PMI averaged 57.6 points in 3Q14, 2.4 points above the average in the previous quarter and continuing the expansion that began in June 2013.

In September 2014, the unemployment rate reached 5.9%, the lowest level for the last six years, giving a year-to-date decline of 1.3 p.p.

At its last meeting in October, the FED's Monetary Policy Committee (FOMC) announced the end of the securities purchase program, designed to stimulate the economy, maintaining interest rates at between 0 and 0.25%. The Committee considered it appropriate to maintain interest at this level for a considerable period of time, especially in a scenario of inflation lower than the 2% target.

As a result, the FED estimates GDP growth of between 2.0% and 2.2% in 2014.

Europe

The European recovery continues at a slower pace. After four quarters of moderate expansion, 2Q14 GDP in the Eurozone remained virtually flat. Industrial output fell by 1.8% in August over July, chiefly reflecting the 4.8% reduction in capital goods production, while the manufacturing PMI declined from 52.8 points in June to 52.0 points in September, the lowest figure in the last ten months.

Eurozone unemployment rate remained stable, but still high, recording 11.5% in September. Austria and Germany recorded the lowest rates among the countries, while Greece and Spain had the highest.

Eurozone inflation came to 0.3% in the 12 months ended September 2014, well below the long-term goal of 2% established by the European Central Bank (ECB) and the lowest figure since October 2009. Certain countries such as Spain, Greece, Hungary and Bulgaria actually recorded negative inflation in the same period. In this context, the ECB implemented new measures to stimulate the economy, including the repurchase of securities, with a minimum duration of two years. The institution expects a GDP growth of 0.9% in 2014 and 1.6% in 2015.

UK GDP expanded for the seventh consecutive quarter, moving up by 0.7% in 3Q14, fueled by the service and construction sectors, which grew by 0.7% and 0.8%, respectively. The British Chamber of Commerce estimates annual GDP growth of 3.2% in 2014.

The labor market continues to improve, with unemployment between June and August 2014 declining by 6%, the lowest level since the end of 2008 and 0.4 p.p. less than in the previous three-month period from March to May. In the year through September, inflation fell to 1.2%, below the 1.5% recorded through August.

Asia

Preliminary 3Q14 figures from the National Bureau of Statistics point to Chinese GDP growth of 7.3% over 3Q13, below the 7.5% recorded in 2Q14. In 9M14, the Chinese economy grew by 7.4% over 9M13, slightly below the 7.5% target established by the government.

2

In September 2014, the manufacturing PMI published by HSBC reached 50.2 points, continuing the expansion begun in June. Industrial production increased by 8.0% in September, higher than the 6.9% registered in August. In the first nine months, investments in fixed assets moved up by 16%, less than the 20% recorded in 9M13.

Manufacturing PMI also continued to expand in Japan, reaching 51.7 points in September. Unemployment rate recorded 3.5% in August, the lowest rate since July 2007. At its last monetary policy meeting, the Central Bank of Japan (BoJ) increased the ceiling of the security buyback program from between 60 and 70 trillion yen, to 80 trillion yen per year, maintaining interest at 0.1%. The BoJ’s long-term inflation target is 2% p.y. and it is projecting GDP growth of 1.0% in 2014.

Brazil

In Brazil, the economic fundamentals remain unfavorable, with GDP declining by 0.6% in 2Q14, following the 0.2% slide in 1Q14 over 4Q13. The 2Q14 result was primarily due to the negative performance of the industrial (-1.5%) and service (-0.5%) sectors. September’s activity indicators, notably industrial production, suggest a further slowdown in the third quarter. Industrial output fell by 0.2% in September over August, largely due to the 1.6% reduction in the production of intermediate goods, giving a year-to-date downturn of 2.9%. The Central Bank’s Focus report expects GDP growth of 0.2% in 2014 and 0.8% in 2015.

According to CAGED (the employment and unemployment registry), 80,000 new registered jobs were created in September, 41% down on the same month last year and the worst result since mid-2001. In the year through September, a net total of 905 thousand formal jobs were created.

Inflation recorded by the IPCA consumer price index moved up by 0.57% in September, giving year-to-date and last-12-month growth of 4.61% and 6.75%, respectively, exceeding the 6.5% ceiling of the annual inflation target. Given this scenario, at its last meeting in October, the Monetary Policy Committee (COPOM) raised the Selic base rate once again, this time to 11.25% p.a. The Focus report expects 2014 inflation of 6.39%, with a Selic of 11.50% at year-end.

On the foreign exchange front, the real depreciated by 11.3% against the U.S. dollar in 3Q14, closing September at R$2.451/US$, reflecting greater risk aversion in the domestic market, coupled with international factors such as the end of the U.S. government’s security repurchase program and a possible increase in interest rates by the FED.

Macroeconomic Projections

	2014	2015
IPCA (%)	6.39	6.40
Commercial dollar (final) – R$	2.50	2.60
SELIC (final - %)	11.50	12.00
GDP (%)	0.20	0.80
Industrial Production (%)	-2.21	1.46

Source: FOCUS BACEN                        Base: 11/07/2014

Net Revenue

In the third quarter, consolidated net revenue totaled R$3,883 million, 4% down on the R$4,052 million recorded in 2Q14, chiefly influenced by the reduction in mining revenue, due to lower iron ore prices in the international market.

Cost of Goods Sold (COGS)

COGS totaled R$2,912 million in 3Q14, 6% up on the R$2,747 million posted in 2Q14, basically due to a nominal increase in COGS from steel operations, given non-recurring adjustments booked in 2Q14.

3

Selling, General, Administrative and Other Operating Expenses

Consolidated SG&A expenses totaled R$379 million in 3Q14, 6% more than the R$358 million reported in 2Q14, due to higher selling expenses.

Other Operating Revenue/Expenses came to R$63 million in 3Q14, versus R$31 million in 2Q14, basically due to the write-off of judicial deposits.

EBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries, Namisa, MRS Logística and CBSI.

Third-quarter adjusted EBITDA amounted to R$977 million, 25% less than the R$1,303 million posted in 2Q14, basically due to the lower contribution from steel and mining operations, accompanied by a margin of 23%, down by 7 p.p. over 2Q14.

Financial Result and Net Debt

In 3Q14, CSN’s consolidated net financial result was negative by R$944 million, mainly due to the following factors:

•         Interest on loans and financing totaling R$707 million;

•         The R$119 million effect related to the complement of interest on contingencies included in the tax repayment program REFIS (Law 11941/09);

•         Monetary and foreign exchange variations amounting to R$77 million;

•         Expenses of R$40 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$44 million.

These negative effects were partially offset by consolidated financial revenue of R$43 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the partial spin-off of Transnordestina Logística S/A.

At the close of September 30, 2014, net debt stood at R$17.6 billion, R$0.9 billion more than on June 30, 2014. The net debt/EBITDA ratio based on LTM adjusted EBITDA closed the third quarter at 3.2x, 0.5x more than the 2.7x recorded at the end of 2Q14. Net debt was impacted by the following factors:

•         Investments of R$0.6 billion in fixed assets;

•         A R$0.7 billion effect related to the cost of debt;

•         Foreign exchange variation of R$0.4 billion;

•         Disbursements of R$0.3 billion on the share buyback program.

These negative effects were partially offset by 3Q14 EBITDA of R$1.0 billion and the R$0.1 billion reduction in working capital.

4

Indebtedness (R$ million) and Net Debt /Adjusted EBITDA ratio

Equity Result

CSN’s equity result was positive by R$198 million in 3Q14, versus a negative R$67 million in 2Q14, chiefly due to the result of the jointly-owned subsidiary Namisa.

Net Income

In the third quarter, the Company posted a consolidated net loss of R$250 million, basically reflecting the lower operating result in the quarter.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI. The Company has ceased consolidating its interest in Transnordestina Logística S/A, due to the partial spin-off on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement.

CSN invested R$613 million in 3Q14. Of this total, the main investments were R$156 million in mining, R$128 million in steel, R$203 million in cement and R$108 million in logistic.

Working Capital

In the third quarter, the Company reviewed the balance of the accounts composing its working capital, which includes Inventories, Suppliers, Salaries and Taxes. For comparison purposes, 2Q14 working capital was recalculated and reduced by R$493 million.

At the close of 3Q14, working capital applied to the Company’s businesses totaled R$2,094 million, a reduction of R$144 million compared to 2Q14, particularly due to the reduction in accounts receivable and the increase in salaries and social contributions, partially offset by higher inventories.

The average receivables period contracted by five days, the average payment period by one day, while the average inventory turnover period widened by seven days.

5

WORKING CAPITAL (R$ MM)	2Q14	3Q14	Change 3Q14 x 2Q14
Assets	4,602	4,523	(79)
Accounts Receivable	1,716	1,406	(309)
Inventory (*)	2,766	2,997	231
Advances to Taxes	121	119	(1)
Liabilities	2,363	2,429	65
Suppliers	1,567	1,509	(58)
Salaries and Social Contribution	284	358	74
Taxes Payable	481	539	58
Advances from Clients	31	23	(8)
Working Capital	2,239	2,094	(145)

TURNOVER RATIO Average Periods	2Q14	3Q14	Change 3Q14 x 2Q14
Receivables	31	26	(5)
Supplier Payment	49	48	(1)
Inventory Turnover	87	94	7
Cash Conversion Cycle	69	72	3
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Usina Presidente Vargas	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- FTL
LLC	ERSA	- TLSA
Lusosider		Port:
Prada (Distribution and		- Sepetiba Tecon
Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

Net revenue by segment (R$ million)

6

Adjusted EBITDA by segment (R$ million)

Results by segment
R$ million								3Q14

Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,788	914	39	335	97	120	(410)	3,883
Domestic Market	2,138	71	39	335	97	120	(316)	2,484
Foreign Market	649	843	-	-	-	-	(94)	1,399
Cost of Goods Sold	(2,173)	(796)	(33)	(219)	(49)	(86)	445	(2,912)
Gross Profit	614	118	7	115	48	34	35	971
Selling, General and Administrative Expenses	(161)	(13)	-	(25)	(5)	(18)	(155)	(379)
Depreciation	205	99	3	42	4	10	(37)	326
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	58	58
Adjusted EBITDA	658	203	10	132	47	26	(99)	977

R$ million								2Q14
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,843	1,117	47	226	87	113	(380)	4,052
Domestic Market	2,185	82	47	226	87	113	(211)	2,529
Foreign Market	657	1,035	-	-	-	-	(169)	1,523
Cost of Goods Sold	(2,083)	(740)	(31)	(156)	(49)	(72)	385	(2,747)
Gross Profit	759	377	16	70	38	42	5	1,306
Selling, General and Administrative Expenses	(168)	(20)	-	(21)	(5)	(17)	(126)	(358)
Depreciation	202	85	2	39	4	9	(45)	296
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	58	58
Adjusted EBITDA	793	442	18	87	37	34	(107)	1,303

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 1.2 billion tonnes in the first nine months of 2014, 2% higher than in 9M13, the same percentage growth recorded in China, which was responsible for 618 million tonnes. Global capacity use reached 76% in September 2014, 2 p.p. down on June. For 2014, the WSA expects a 2% growth in world apparent steel consumption and an increase of 1% in China.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 25.5 million tonnes in 9M14, down 1% on 9M13, while rolled flat output totaled 18.7 million tonnes, down by 5%. Flat steel apparent consumption in 9M14 reached 9.0 million tonnes, 3% less year-on-year, with domestic sales totaling 8.4 million tonnes, 8% down on 9M13. On the other hand, flat steel imports climbed by 26% to 1.8 million tonnes, while exports fell by 3% to 1.2 million tonnes.

7

The IABr reduced its estimates for domestic steel product sales from 23.7 to 21.7 million tonnes in 2014, with apparent consumption moving down from 27.2 to 25.3 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), Brazil’s vehicle production totaled 2.4 million units in 9M14, 17% less than the 2.9 million vehicles produced in 9M13. It is important mentioning truck production, which fell by 24%, followed by vehicles, light commercial vehicles and buses, down by 17%, 14% and 12%, respectively.

Vehicle sales declined by 9% in 9M14 over 9M13, led by the bus and trucks segments, with respective downturn of 17% and 14%, partially offset by the 1% growth in the light commercial vehicle segment. Exports fell by 39% year-on-year in the first nine months, basically influenced by the lower sales to Argentina.

In this scenario, ANFAVEA revised its estimates for 2014, estimating reduction of 10% in production and 5% in vehicle sales over 2013.

With relation to light vehicles, FENABRAVE (the Vehicle Distributors’ Association) registered reduction of 8% in the number of vehicles licensed, from 2.6 million units in 9M13 to 2.4 million units in 9M14. The association expects 2014 light vehicle sales to fall by 8% over last year.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building material in the last twelve months ended in September 2014 fell by 4.9% over the same period in 2013. In this context, the association revised its estimates for 2014, to a reduction of 4% in sales.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), home appliance production grew by 17% in 3Q14 over 2Q14, with expansion of 3% in the first nine months of 2014 over 9M13.

Distribution

According to INDA (the Brazilian steel distributors’ association), flat steel sales by domestic distributors totaled 3.3 million tonnes in 9M14, 2% down on the previous year. 9M14 purchases by the associated network came to 3.2 million tonnes, 9.7% down year-on-year, while inventories totaled 1.0 million tonnes at the close of 3Q14, declining by 1% over 2Q14. In this scenario, the association estimates sales to fall by 3% in 2014 over 2013.

Sales Volume

In 3Q14, CSN’s steel sales totaled 1.27 million tonnes. Of this total, 72% went to the domestic market, 25% were sold by overseas subsidiaries and 3% went to exports.

Domestic Sales Volume

CSN’s domestic steel sales came to 921 thousand tonnes in 3Q14, slightly more than the 918 thousand tonnes sold in 2Q14.

Foreign Sales Volume

Foreign sales amounted to 353 thousand tonnes in 3Q14, 3% more than in the previous quarter. Of this total, the overseas subsidiaries sold 319 thousand tonnes, 180 thousand tonnes of which by SWT. Direct exports came to 34 thousand tonnes.

Prices

Net revenue per tonne averaged R$2,130 in 3Q14, a 3.8% reduction over 2Q14, essentially due to the sales mix.

8

Net Revenue

Net revenue from steel operations totaled R$2,788 million in 3Q14, 2% down on the R$2,843 million recorded in 2Q14.

Cost of Goods Sold (COGS)

In 3Q14, steel COGS amounted to R$2,173 million, 4% higher than the 2Q14 figure, basically due to a nominal increase in COGS given non-recurring adjustments booked in 2Q14.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$658 million in 3Q14, 17% down on the R$793 million recorded in 2Q14, due to the aforementioned reasons. The adjusted EBITDA margin came to 24% in 3Q14, 4 p.p. down on 2Q14.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in 3Q14, 5% more than in 2Q14, with additional consumption of 125,000 slabs purchased from third parties. Third-quarter rolled steel output totaled 1.1 million tonnes, the same level of the previous quarter.

Production (in thousand t)	2Q14	3Q14	First Nine months of		Change
			2013	2014	3Q14 x 2Q14	9M14 X 9M13
Crude Steel (UPV)	1,120	1,177	3,365	3,395	5%	1%
Purchased Slabs from Third Parties	103	125	434	329	21%	-24%
Total Crude Steel	1,222	1,302	3,799	3,724	7%	-2%
Total Rolled Products	1,099	1,097	3,446	3,250	0%	-6%

Production Costs (Parent Company)

In 3Q14, total production costs at the Presidente Vargas Steelworks (UPV) came to R$1,651 million, in line with the second-quarter figure.

9

Mining

At the close of 3Q14, seaborne iron ore prices recorded the lowest figure in the last five years, with the Platts Fe62% CFR China index reaching US$77.75/dmt. Compared to the US$134.50/dmt registered in early 2014, the price reduction came to 42%. Pressed by the capacity expansion in Australian mining companies, iron ore prices were still impacted by demand factors, such as the poor performance of the real estate sector in China, the low availability of credit for steelmakers and the high level of iron ore inventories in Chinese ports.

In this scenario, the Platts Fe62% CFR China index averaged US$90.21/dmt in 3Q14, 12% down on the 2Q14 average. The iron ore quality premium varied between US$1.45/dmt and US$1.70/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$21.06/wmt, 3.7% more than the previous quarter’s average.

Brazil exported 92.5 million tonnes of iron ore in the third quarter, 9% up on 2Q14.

Iron ore sales

In 3Q14, sales of finished iron ore products totaled 7.7 million tonnes, 7% up on the 7.2 million tonnes sold in 2Q14. Of this total, 2.6 million tonnes were sold by Namisa1. Almost all iron ore sold in 3Q14 was exported. Iron ore volume for own consumption reached 1.5 million tonnes in 3Q14.

In 9M14, sales of finished iron ore products totaled a record of 21.3 million tonnes, 19% up on 9M13. Of this total, 7.1 million tonnes were sold by Namisa1. Virtually all iron ore sold in 9M14 was exported. In addition to sales to third-parties, CSN’s steel production consumed 4.5 million tonnes in 9M14.

It is important mentioning the record volume of iron ore shipments at Tecar, which totaled 24.4 million tonnes in the first nine months, climbing by 23% year-on-year.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$914 million in 3Q14, 18% less than in 2Q14, primarily due to the reduction in iron ore prices.

Cost of Goods Sold (COGS)

Mining COGS came to R$796 million in 3Q14, 8% up on 2Q14, mostly due to the increase in iron ore sales volume.

Adjusted EBITDA

Adjusted EBITDA from mining operations totaled R$203 million in 3Q14, 54% down on the R$442 million reported in 2Q14, for the above mentioned reasons, accompanied by an adjusted EBITDA margin of 22%.

Logistics

Scenario

Railway Logistics

According to the ANTF (the National Rail Transport Association), the Brazilian railways transported 233 million tonnes in 1H14 of useful cargo. The association expects rail cargo volume to move up by 12% to 510 million tonnes between 2014 and 2016.

Port Logistics

According to ANTAQ (the National Waterway Transport Agency), Brazil’s port installations handled around 463 million tonnes in 1H14, 6% up on the same period the year before.

Also in 1H14, bulk solids totaled 281 million tonnes, 6% more than in 1H13, while container handling in Brazilian ports came to 4.5 million TEUs1, 9% up year-on-year.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

10

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$335 million in 3Q14. On the other hand, COGS came to R$219 million, and adjusted EBITDA totaled R$132 million, with an adjusted EBITDA margin of 39%.

Port Logistics

Net revenue from port logistics amounted to R$39 million in 3Q14, COGS totaled R$33 million and adjusted EBITDA came to R$10 million, with an adjusted EBITDA margin of 24%.

Cement

The Portland Cement Association (PCA) expects global cement production to grow by approximately 4% in 2014, and 4.6% in South America.

Analysis of Results

Cement sales reached the record level of 589 thousand tonnes in 3Q14, 4% up on 2Q14, with record net revenue of R$120 million, while COGS came to R$86 million, generating EBITDA of R$26 million, with a margin of 22%.

Cement sales reached the record level of 1.6 million tonnes in 9M14, 9% more than in 9M13, generating record net revenue of R$331 million, while COGS came to R$223 million, generating record EBITDA of R$86 million, accompanied by a margin of 26%.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption increased by 2.5% year-on-year in the first nine months of 2014, led by the commercial and residential segments, with respective growth of 7.6% and 5.9%.

Analysis of Results

In 3Q14, net revenue from electricity reached the record amount of R$97 million. COGS came to R$49 million, generating record EBITDA of R$47 million, with an EBITDA margin of 48%.

In 9M14, net revenue from electricity reached the record amount of R$249 million. COGS came to R$140 million, generating record EBITDA of R$107 million, with an EBITDA margin of 43%.

Capital Market

CSN’s shares depreciated by 7% in 3Q14, while the Company’s ADRs fell by 17% on the NYSE. Daily traded volume in CSN’s shares averaged R$60 million in 3Q14, from 5.7 million shares traded. On the NYSE, daily traded volume in CSN’s ADRs averaged US$25 million, from 5.5 million ADRs traded.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
3Q14
N# of shares	1,387,524
Market Capitalization
Closing price (R$/share)	8.70
Closing price (US$/share)	3.55
Market Capitalization (R$ million)	12,071
Market Capitalization (US$ million)	4,926
Total return including dividends and interest on equity
CSNA3 (%)	-7%
SID (%)	-19%
Ibovespa	7%
Dow Jones	1%
Volume
Average daily (thousand shares)	5,678
Average daily (R$ Thousand)	59,968
Average daily (thousand ADRs)	5,513
Average daily (US$ Thousand)	25,279
Source: Economática

11

Webcast – 3Q14 Earnings Presentation

Conference Call in Portuguese with Simultaneous Translation into English

Friday, November 14, 2014

8:00 a.m. – US EST

11:00 a.m. – Brasília time

Phone: +1 (646) 843 6054

Conference ID: CSN
Webcast: www.csn.com.br/ir

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector. CSN recorded consolidated net revenue of R$17.3 billion in 2013.

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries. Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI. Despite being an indicator used to measure the segments’ results, EBITDA is not a measure recognized by Brazilian accounting practices or IFRS, with no standard definition and therefore cannot be used as comparison basis with similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

12

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousand of reais)

	3Q13	2Q14	3Q14
Net Revenues	4,661,416	4,052,407	3,882,986
Domestic Market	2,834,069	2,529,321	2,484,158
Foreign Market	1,827,347	1,523,086	1,398,828
Cost of Goods Sold (COGS)	(3,259,211)	(2,746,592)	(2,911,961)
COGS, excluding depreciation	(2,993,362)	(2,456,237)	(2,591,884)
Depreciation allocated to COGS	(265,849)	(290,355)	(320,077)
Gross Profit	1,402,205	1,305,815	971,025
Gross Margin (%)	30%	32%	25%
Selling Expenses	(206,758)	(231,422)	(265,744)
General and Administrative Expenses	(101,568)	(120,508)	(107,110)
Depreciation allocated to SG&A	(6,327)	(5,893)	(5,668)
Other operation income (expense), net	(132,558)	(31,314)	(63,215)
Equity Result	208,458	(67,389)	197,581
Operational Income before Financial Results	1,163,452	849,289	726,869
Net Financial Results	(597,118)	(814,935)	(944,459)
Income before social contribution and income taxes	566,334	34,354	(217,590)
Income Tax and Social Contribution	(63,446)	(15,321)	(32,798)
Net Income	502,888	19,033	(250,388)

13

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )

	3Q13	2Q14	3Q14
Net Revenues	3,730,830	3,230,159	3,092,336
Domestic Market	2,607,467	2,316,330	2,217,827
Foreign Market	1,123,363	913,829	874,509
Cost of Goods Sold (COGS)	(2,626,539)	(2,060,158)	(2,290,584)
COGS, excluding depreciation	(2,405,433)	(1,822,296)	(2,024,257)
Depreciation allocated to COGS	(221,106)	(237,862)	(266,327)
Gross Profit	1,104,291	1,170,001	801,752
Gross Margin (%)	30%	36%	26%
Selling Expenses	(125,159)	(112,329)	(111,783)
General and Administrative Expenses	(70,519)	(101,443)	(90,609)
Depreciation allocated to SG&A	(3,864)	(4,155)	(3,925)
Other operation income (expense), net	(142,994)	(9,001)	(40,081)
Equity Result	397,067	(256,919)	1,019,051
Operational Income before Financial Results	1,158,822	686,154	1,574,405
Net Financial Results	(724,391)	(738,750)	(1,938,797)
Income before social contribution and income taxes	434,431	(52,596)	(364,392)
Income Tax and Social Contribution	65,251	74,311	114,287
Net Income	499,682	21,715	(250,105)

14

BALANCE SHEET
Corporate Law – In Thousand of R$

	Consolidated		Parent Company
	06/30/2014	09/30/2014	06/30/2014	09/30/2014
Current Assets	15,591,407	15,597,390	4,719,017	5,255,094
Cash and Cash Equivalents	9,019,972	8,971,362	147,428	477,282
Trade Accounts Receivable	1,826,767	1,487,952	1,165,868	1,189,074
Inventory	3,635,724	3,856,384	2,908,734	3,064,068
Other Current Assets	1,108,944	1,281,692	496,987	524,670
Non-Current Assets	33,572,813	34,134,558	42,855,032	43,793,662
Long-Term Assets	4,511,147	4,587,176	4,265,886	4,318,947
Investments	13,005,972	13,204,192	25,823,849	26,455,426
Property, Plant and Equipment	15,130,171	15,341,609	12,680,210	12,863,307
Intangible	925,523	1,001,581	85,087	155,982
TOTAL ASSETS	49,164,220	49,731,948	47,574,049	49,048,756
Current Liabilities	7,026,116	7,155,426	5,156,710	6,324,047
Payroll and Related Taxes	217,614	253,595	162,184	191,438
Suppliers	1,531,076	1,469,748	1,259,734	1,157,495
Taxes Payable	261,857	289,221	84,511	100,747
Loans and Financing	3,547,634	3,657,719	2,433,807	3,593,638
Others	1,040,357	974,061	856,040	851,132
Provision for Tax, Social Security, Labor and Civil Risks	427,578	511,082	360,434	429,597
Non-Current Liabilities	35,635,997	36,654,387	35,881,801	36,841,925
Loans, Financing and Debentures	24,019,765	25,061,112	22,918,920	24,086,936
Deferred Income Tax and Social Contribution	238,830	237,707	-	-
Others	10,280,633	10,435,163	10,611,017	10,765,066
Provision for Tax, Social Security, Labor and Civil Risks	370,775	199,139	330,697	167,164
Other Provisions	725,994	721,266	2,021,167	1,822,759
Shareholders' Equity	6,502,107	5,922,135	6,535,538	5,882,784
Capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserves	1,972,130	1,668,280	1,972,130	1,668,280
Retained Earnings	77,049	(173,056)	77,049	(173,056)
Other Comprehensive Income	(53,671)	(152,470)	(53,671)	(152,470)
Non-Controlling Shareholders' Interests	(33,431)	39,351	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,164,220	49,731,948	47,574,049	49,048,756

15

CASH FLOW STATEMENT
CONSOLIDATED – Corporate Law – In Thousand of R$

	2Q14	3Q14
Cash Flow from Operating Activities	(159,674)	183,887
Net income for the period	21,715	(250,105)
Non-Controlling Shareholders results	(2,682)	(283)
Foreign exchange and monetary variations, net	(85,222)	202,296
Provision for financial expenses	679,570	698,370
Depreciation, exhaustion and amortization	305,747	334,402
Write-off of permanent assets	1,193	7,114
Equity Result	67,389	(197,581)
Impairment of available for sale securities	52,115	19,989
Result from derivative financial instruments	(5,309)	3,635
Deferred Taxes	(81,033)	(154,443)
Provisions	(55,166)	(38,492)
Working Capital	(1,057,991)	(441,015)
Accounts Receivable	(97,448)	298,877
Trade Receivables – Related Parties	(55,764)	(27,163)
Inventory	(329,083)	(220,655)
Receivables from related parties	(76,256)	95,343
Suppliers	279,832	(81,932)
Taxes and Contributions	(108,129)	160,638
Interest Expenses	(600,374)	(772,288)
Judicial Deposits	(20,736)	(10,954)
Dividend received from common related parties	-	30,368
Others	(50,033)	86,751
Cash Flow from Investment Activities	(493,184)	(610,931)
Derivatives	-	(77,549)
Investments	-	(2,530)
Fixed Assets/Intangible	(483,473)	(510,570)
Related parties loans	(10,840)	(16,656)
Financial Investments	1,129	(3,626)
Cash Flow from Financing Companies	(261,354)	(405,390)
Issuances	450,574	245,944
Amortizations	(292,484)	(268,486)
Treasury Stocks	(397,917)	(348,371)
Bond Buyback	(21,464)	(34,475)
Dividends/Interest on equity	(63)	(2)
Foreign Exchange Variation on Cash and Cash Equivalents	(66,188)	783,824
Free Cash Flow	(980,400)	(48,610)

16

CONSOLIDATED
SALES VOLUME (thousand tonnes)

	2Q14	3Q14
DOMESTIC MARKET	918	921
Slabs	2	5
Hot Rolled	375	385
Cold Rolled	169	170
Galvanized	264	238
Tin Plate	104	112
Steel Profiles	5	11
FOREIGN MARKET	345	353
Slabs	-	-
Hot Rolled	5	4
Cold Rolled	15	15
Galvanized	117	121
Tin Plate	24	33
Steel Profiles	184	180
TOTAL MARKET	1,263	1,274
Slabs	2	5
Hot Rolled	380	389
Cold Rolled	183	185
Galvanized	380	359
Tin Plate	128	145
Steel Profiles	189	191

PARENT COMPANY
SALES VOLUME (thousand tonnes)

	2Q14	3Q14
DOMESTIC MARKET	1,015	983
Slabs	2	5
Hot Rolled	423	410
Cold Rolled	176	174
Galvanized	303	269
Tin Plate	106	113
Steel Profiles	4	11
FOREIGN MARKET	24	84
Slabs	-	-
Hot Rolled	-	45
Cold Rolled	-	5
Galvanized	1	1
Tin Plate	23	33
TOTAL MARKET	1,039	1,067
Slabs	2	5
Hot Rolled	423	455
Cold Rolled	176	179
Galvanized	304	270
Tin Plate	130	146
Steel Profiles	4	11

CONSOLIDATED NET REVENUE PER UNIT (R$/t)

	2Q14	3Q14
TOTAL MARKET	2,214	2,130

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.